August 17, 2018

VIA EDGAR

Division of Corporation Finance
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:    Craig Wilson, Senior Assistant Chief Accountant
Diane Fritz, Staff Accountant

Re:    Electronics For Imaging, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 9, 2018
File No. 0-18805

Dear Mr. Wilson and Ms. Fritz:

Electronics For Imaging, Inc. (the "Company") submits this letter in response to the comment letter dated July 16, 2018, from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, as filed with the Commission on May 9, 2018 ("Form 10-Q").

For the Staff's convenience, we have reproduced below the comments from the Staff in bold, in each case followed by our corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-Q.

Form 10-Q for the Quarterly Period Ended March 31, 2018
Condensed Consolidated Statements of Operations, page 4

1.
Based on your disclosures on page 16 it appears revenue derived from services exceeds 10% of total revenue. Tell us what consideration you gave to separately presenting revenue and cost of revenue by tangible product and services as required by Rule 5-03(b)(1) and (2) of Regulation S-X. Please advise and revise future filings as applicable.

Response:

Thank you for your comment. We acknowledge and understand the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X, which require a separate presentation of revenue and cost of revenue by tangible products and services if a class of revenue represents 10% or more of total consolidated operating revenues. We have evaluated the proportionate share of our revenues derived from services in each fiscal year and monitor that proportionate share on a quarterly basis. To date, revenue derived from services has remained below 10% in each reporting period. Should our revenue from services exceed 10% of consolidated revenue in any annual reporting period, we will provide the required disclosures.

We further discuss our disclosures on page 16 below to clarify why our revenue derived from services did not exceed 10% of total revenue.

Our presentation of disaggregated revenue in Note 4 of the Form 10-Q is based on the way we manage our business and the requirements for disaggregation specified in Accounting Standards Codification 606. There are elements of service revenue within each of our segments and on multiple line items in the disaggregated revenue table in Note 4. We would like to highlight two areas within this disclosure, which may have given rise to your question, and may appear to be service revenue but which we consider as product revenue:

•
Within the "Major Products and Service Lines" section "Ink, supplies, and maintenance" predominantly consists of ink and supplies revenue, which we consider to be product sales. We also include ink product revenues within the "Recurring" revenue category because our customers typically buy ink from us throughout their ownership period of our printers. The maintenance component of this line item was $3.9 million for the three months ended March 31, 2018, $3.7 million for the three months ended June 30, 2018, and $15.6 million for the year ended December 31, 2017.

•
Within the Productivity Software segment, "Maintenance and subscriptions" predominantly consists of post-contract support ("PCS") for our software products. Our PCS primarily consists of software upgrades, bug fixes, and updates necessary to maintain interoperability of our products with other software that our customers use. For example, during 2017, we released 46 software upgrades to existing products. We consider this revenue source to be product revenue and include it within the "Transferred Over Time" and "Recurring" categories as it is generally provided under multi-year contracts with a high renewal rate among our customers.

Customer phone or email support is automatically included in our PCS offerings. This function is performed primarily during the first few months following software installation and, in our view, is not a primary reason why our customers purchase or renew our PCS offerings. During 2017, we experienced a renewal rate for expiring PCS contracts of approximately 95% among our customers. We believe the high renewal rate demonstrates that our customers primarily value the ongoing product upgrades as the key element of their purchase.

Notes to Condensed Consolidated Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 7

2.
You disclose that you enter into professional service contracts that require you to customize your hardware and software and that the services provided under these contracts result in the transfer of control of the applicable deliverable over time. Please tell us what the performance obligations are in these arrangements and how you made that determination. Also, tell us how material these arrangements are in each period presented and where they are reflected in your disaggregated revenue table on page 16. To the extent these arrangements are material, expand your disclosures in future filings as appropriate.

Response:

Thank you for your observations and questions. This accounting policy disclosure refers to professional development services that we perform in our Fiery segment, where we enter into development projects to customize certain of our Digital Front End hardware and software products to meet specific customers’ needs. The development projects typically are fixed fee arrangements and the associated revenue is recognized over the development period as the project is delivered. This revenue is recognized over time because: a) the assets created do not have an alternative use to EFI; b) EFI is contractually restricted from readily directing the asset for another use; and c) EFI has an enforceable right to payment for performance completed to date.

This revenue source, which is not material to our business, represented $1.0 million, or 0.4% of consolidated revenue, for the three months ended March 31, 2018; $0.8 million, or 0.3% of consolidated revenue for the three months ended June 30, 2018; and $7.2 million, or 0.7% of consolidated revenue, in the year ended December 31, 2017. These revenues are included on the line items “Digital front ends and related products” in the Fiery segment, and in the “Transferred at a Point in Time” and “Non-Recurring” categories in the disaggregated revenue table in Note 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

3.
In your analysis of results of operations, you often attribute changes in revenues to a combination of multiple different factors. For example, you disclose that the 25% increase in productivity software revenue was primarily due to increased license revenue, sales from Escada, increased maintenance revenue and the impact from adoption of the new revenue recognition guidance. When you list multiple factors that contributed to changes, please revise your disclosure to quantify, if possible, the impact of each material factor that you discuss. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835.

Response:

Thank you for your observations and comment. We acknowledge the Staff’s comment and in future filings, as well as in our Form 10-Q for the quarterly period ended June 30, 2018, filed on August 6, 2018 after receiving the Staff’s letter, when listing multiple factors that contribute to changes in our results of operations, we will quantify, if possible, the impact of each material factor that we discuss consistent with Item 303(a)(3) of Regulation S-K and Section III.D. of Release No. 33-6835.

* * * * * * *

We appreciate the Staff's review of the Form 10-Q. Should the Staff have any additional questions or comments, please direct them to Alex Grab, Esq., General Counsel of the Company, at (650) 357-3369 or (650) 357-3776 (facsimile).

Regards,
/s/ Marc Olin
Marc Olin
Chief Financial Officer
Electronics For Imaging, Inc.

cc:    Alex Grab, Esq., Electronics For Imaging, Inc.
Joy Henry Hinton, Esq., Electronics For Imaging, Inc.
C. Brophy Christensen, Esq., O’Melveny & Myers LLP